

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

T. Christopher Pledger
Chief Financial Officer
Westrock Coffee Co.
4009 N. Rodney Parham Road, 4th Floor
Little Rock, AR 72212

> **Re: Westrock Coffee Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed March 15, 2024**
> **File No. 001-41485**

Dear T. Christopher Pledger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing